UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001- 38766

MMTEC, INC.

(Translation of registrant’s name into English)

Room 2302, 23rd Floor

FWD Financial Center

308 Des Voeux Road Central

Sheung Wan, Hong Kong

Tel: + 852 36908356

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Receipt of Nasdaq Notification Regarding Compliance with Nasdaq Minimum Bid Price Requirement

As previously disclosed, MMTec, Inc. (the “Company”), received a deficiency letter from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) on July 8, 2024, indicating that the Company was not in compliance with Nasdaq Rule 5550(a)(2) (the “Bid Price Rule”), as the closing bid price for the Company’s common stock had been below $1.00 per share for the preceding 30 consecutive business days. In accordance with the Nasdaq Listing Rules, the Company was provided a compliance period of 180 calendar days, or until January 6, 2025, to regain compliance with the Bid Price Rule.

On January 6, 2025, the Company received a written notification from the Staff of Nasdaq, notifying the Company that for the preceding 10 consecutive business days, from December 18, 2024 to January 3, 2025, the closing bid price of the Company’s common stock was equal to or greater than the $1.00 per share minimum requirement. Accordingly, the Company has regained compliance with the Bid Price Rule and the matter is closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 6, 2025

MMTec, Inc.

By:	/s/ Min Kong
Name:	Min Kong
Title:	Chief Financial Officer

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